Exhibit 99.1 - Explanation of Responses
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(1) On October 10, 2007 shares of the Issuer previously held by Bedford Oak
Partners, L.P., a private investment partnership advised by Bedford Oak Advisors, LLC (the "Advisor"), were transferred to Bedford Oak Capital, L.P. (the "Partnership"), a private investment partnership which is also advised by the Advisor.

(2) The shares are owned directly by certain private investment partnerships managed by the Advisor including the Partnership. A portion of these securities may also be deemed to be owned beneficially indirectly by Bedford Oak Management, LLC, the general partner of the Partnership (the "General Partner") and by Harvey P. Eisen, the managing member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Exchange Act Rule 16a-1(a)(2). Advisors, an affiliated entity and investment manager of the Partnership, has the power to vote and dispose of such shares but has no pecuniary interest therein. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.